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Wilson's Bread

Bakery

4284 Rt 50
Saratoga Springs, NY 12866
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $40,000 invested.
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THE PITCH
Wilson's Bread is seeking investment to reach a larger market in Saratoga Springs.
Lease SecuredAdding A LocationRenovating Location
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At the end of the day, I know that bread is fundamental to how we sustain ourselves, and it always has been.

Preserving and evolving how we bake is what I want to be doing, and to have an impact there, I need to build a business that's sustainable over the long term. We started this campaign to fund our transition to a new home in Saratoga Springs where we can dramatically expand our reach.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
2019
Opened a tiny little bakery in a town mailroom.

After getting a few commitments from restaurants in the area, I built out a small baking space in the mailroom of the "locally-famous" Russell's General Store in Bovina, NY.

2020
Pandemic kickstart

The pandemic hit New York hard and brought a large number of people to the area from the city. This new demand led me to build out a full bakery in Andes, NY.

2021
Hit 290k in revenue

Grew our revenue to $290,000, delivering all over the Catskills. At the same time we learned hard lessons about extending too far and margin pressure of wholesale delivery.

2022
Began milling all of our own flour

We purchased our mill from New American Stone Mills and began the shift to fresh, stoneground flour from regional wheat. While the bakery scaled back, the focus returned to the fundamentals of baking.

OCTOBER 2023

We signed a lease for a new home for our bakery just north of Saratoga Springs. It's a great location and short of already being a bakery, it's as turnkey as it gets!

NOVEMBER 2023
Capital Raise

We made the decision to move our bakery from Andes, NY to Saratoga Springs as we continue to develop and begin growing again.

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WHAT WE OFFER

We make deeply satisfying bread and pastry and want to be located in a place where we can reach many more people. This campaign makes that possible. Here's what we will be serving:

Bread from fresh flour we mill onsite, fermented slowly to extract flavor and nutrition
Sweet and savory pastry from highest quality dairy & seasonal ingredients
Delicious coffee, sandwiches, and the occasional pizza night
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FINANCIAL GOALS 2025

The basic challenge of every business is to scale revenue while controlling costs. The cost of labor is the most important. Our focus will be to build a small, but highly productive team with limited turnover.

Annual Revenue target: 700k
Rent / Revenue: Less than 8%
Labor / Revenue: Less than 40%
Hitting these targets alone will allow us to payback investors within 4 years (win-win!)
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NEW LOCATION

We lucked into the perfect space in a great location.

Located north of Saratoga Springs in the town of Wilton
Situated next to large residential areas and near major arteries (Route 50, highway 87)
The space is ready for conversion to a bakery without major renovations
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NEW LOCATION
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Q&A
Why did you choose to raise money on this platform?

The payback model structured as a % of revenue offers upside to investors. The faster we grow, the higher rate of return investors receive. (you get a set multiple on your investment back faster!) The flipside is that if we hit challenges, the revenue share vs. fixed payments gives us the room to solve them! As with any investment, there is risk of loss!

Why are you raising capital and why is now a good time?

Over the last 4 years I've learned how to bake and seen the challenges of the business up close. The baking experience is the foundation, the production equipment we own will transition into the new space beautifully, and now we have a much larger community to support us. This campaign makes this next step possible.

Why did you choose to raise money on this platform?

The payback model structured as a % of revenue offers upside to investors. The faster we grow, the higher rate of return investors receive. (you get a set multiple on your investment back faster!) The flipside is that if we hit challenges, the revenue share vs. fixed payments gives us the room to solve them! As with any investment, there is risk of loss!

Why are you raising capital and why is now a good time?

Over the last 4 years I've learned how to bake and seen the challenges of the business up close. The baking experience is the foundation, the production equipment we own will transition into the new space beautifully, and now we have a much larger community to support us. This campaign makes this next step possible.

Why did you choose to raise money on this platform?

The payback model structured as a % of revenue offers upside to investors. The faster we grow, the higher rate of return investors receive. (you get a set multiple on your investment back faster!) The flipside is that if we hit challenges, the revenue share vs. fixed payments gives us the room to solve them! As with any investment, there is risk of loss!

Why are you raising capital and why is now a good time?

Over the last 4 years I've learned how to bake and seen the challenges of the business up close. The baking experience is the foundation, the production equipment we own will transition into the new space beautifully, and now we have a much larger community to support us. This campaign makes this next step possible.

This is a preview. It will become public when you start accepting investment.
About Wilson

After graduating college in Nashville, TN I moved out to San Francisco and was lucky enough to live near Tartine's first location on Guerrero St. The bread hit me harder than anything I'd ever eaten and yet the process and ingredients were so simple and accessible - flour, water, salt and a $25 Lodge compound skillet.

But, it took me almost a decade to come back to baking and see the depth behind the incredible bread I had at Tartine.

First in restaurant kitchens and then in tech start-ups, I always struggled to deeply connect with what I was doing. If I was dreaming about it, it was out of anxiety - not wonder. When I finally made my way back to bread I saw a craft I could do for the rest of my life. It's been a little over 4 years since I started baking full-time and I'm only just beginning to wrap my head around how it all connects together— the grain as a seed from a plant in the field planted and cared for by a farmer, the art of milling, the science of fermentation, and the craft of baking.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Breakdown, moving and install $15,600
New Space Buildout $40,000
Working Capital (rent in transition, training, ingredient stock) $19,000
Mainvest Compensation $5,400
Total $80,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$339,200	$666,840	$733,524	$806,876	$831,080
Cost of Goods Sold	$94,967	$186,697	$205,366	$225,902	$232,678
Gross Profit	$244,233	$480,143	$528,158	$580,974	$598,402

EXPENSES

Rent	$52,200	$52,200	$53,244	$54,309	$55,395
Utilities	$7,802	$15,338	$16,871	$18,558	$19,114
Salaries	$137,680	$270,667	$297,733	$327,506	$337,330
Operating Profit	$46,551	$141,938	$160,310	$180,601	$186,563

This information is provided by Wilson's Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
Business Plan.pdf
Investment Round Status
Target Raise $80,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends January 19th, 2024
Summary of Terms
Legal Business Name Wilson's Bread

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 3.6%-5.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition

We are transitioning from a sole proprietor to an LLC for this next phase. The balance sheet for the new entity is required by the SEC.

We will bring over assets from the entity we are phasing out. Those are outlined in the plan attached here.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wilson's Bread to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is competitive and could become increasingly competitive with new entrants in the market. Wilson's Bread competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wilson's Bread's core business or the inability to compete successfully against the with other competitors could negatively affect Wilson's Bread's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wilson's Bread's management or vote on and/or influence any managerial decisions regarding Wilson's Bread. Furthermore, if the founders or other key personnel of Wilson's Bread were to leave Wilson's Bread or become unable to work, Wilson's Bread (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wilson's Bread and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wilson's Bread is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wilson's Bread might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wilson's Bread is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wilson's Bread nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wilson's Bread will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wilson's Bread is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wilson's Bread will carry some insurance, Wilson's Bread may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wilson's Bread could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wilson's Bread's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wilson's Bread's management will coincide: you both want Wilson's Bread to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wilson's Bread to act conservative to make sure they are best equipped to repay the Note obligations, while Wilson's Bread might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Wilson's Bread needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wilson's Bread or management), which is responsible for monitoring Wilson's Bread's compliance with the law. Wilson's Bread will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wilson's Bread is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wilson's Bread fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wilson's Bread, and the revenue of Wilson's Bread can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wilson's Bread to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Wilson's Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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